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                         March 26, 2024

       Thomas L. Carter, Jr.
       President, Chief Executive Officer and Chairman
       Black Stone Minerals, L.P.
       1001 Fannin Street, Suite 2020
       Houston, TX 77002

                                                        Re: Black Stone
Minerals, L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed March 19,
2024
                                                            File No. 333-278061

       Dear Thomas L. Carter, Jr.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anuja
Majmudar at 202-551-3844 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Energy & Transportation
       cc:                                              Brenda Lenahan